UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-10537	Commission File Number 333-105421
OLD SECOND BANCORP, INC.	OLD SECOND CAPITAL TRUST i
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

37 South River Street

Aurora, Illinois 60507

(630) 892-0202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.80% Cumulative Trust Preferred Securities of Old Second Capital Trust I

(and the Guarantee of Old Second Bancorp, Inc. with respect thereto)

(Title of each class of securities covered by this Form)

Common Stock, $1.00 par value	None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)	(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Old Second Bancorp, Inc. and Old Second Capital Trust I have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

2
Date:	March 26, 2020	OLD SECOND BANCORP, INC.

		By:	/s/ James L. Eccher
James L. Eccher
President and Chief Executive Officer

OLD SECOND CAPITAL TRUST I

		By:	OLD SECOND BANCORP, INC.,
as Depositor

		By:	/s/ James L. Eccher
James L. Eccher
Administrative Trustee